MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

October 15, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

CORE DRILLING RESULTS FROM MIRANDA GOLD’S REDLICH PROPERTY

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) reports results from a 2007 core drilling program at the Redlich project in Esmeralda County, Nevada.  Newcrest Resources Inc. (“Newcrest”), Miranda’s joint venture partner, completed 2,376.5 ft (724.5m) of oriented core drilling in two holes.  The holes were designed as offsets to drill hole R-73, a reverse-circulation hole that intersected 55 ft of 0.046 oz Au/t and 10 ft of 1.037 oz Au/t (16.8m of 1.575 g Au/t and 3.1m of 35.514 g Au/t, respectively).

In drill hole RD-1, significant low-grade gold was intersected from 210 to 265 ft (64.0 to 80.8m) in iron stained to gossanous andesite.  No high-grade intercepts were encountered in either offset to drill hole R-73.  Significant drill results are defined as mineralization grading better than 0.01 oz Au/t (0.343 g Au/t) over a 5-ft (1.5 m) length.  Significant drill hole mineralized intervals are summarized below:

Hole Number

Interval (ft)

Length (ft)

Grade (oz Au/t)

Length (m)

Grade (g Au/t)

RD-1

210-265

55

0.028

16.8

0.970

410-415

5

0.014

1.5

0.478

435-440

5

0.011

1.5

0.365

885-890

5

0.011

1.5

0.375

1,010-1,015

5

0.011

1.5

0.367

1,050-1,070

20

0.020

6.1

0.687

RD-2

780-785

5

0.010

1.5

0.361

955-960

5

0.015

1.5

0.514

1,020-1,025

5

0.013

1.5

0.450

In total, Newcrest has completed 40,568 ft (12,368 m) of drilling in 63 holes at Redlich.  Drilling has focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz stockwork-hosted gold surrounding the high grade veins.

Drill samples were collected with a diamond core drill.  Sample intervals of half core were typically collected on five-foot (1.5m) intervals, but in some instances sampled based on geologic contacts.  All samples were sent to Inspectorate America Corp. of Sparks, Nevada for sample preparation and analysis.  Gold results were determined using standard fire assay techniques on 2 assay ton (60 g) samples with an atomic absorption finish.  Screen fire assays were not completed on these samples.  Strict quality control/quality assurance (“QA/QC”) protocols are followed including the insertion of standards and blanks into the sample stream.

Miranda geologists have not had the opportunity to review geologic logs or cut core from holes RD-1 and RD-2.  Miranda anticipates examining these data at an upcoming Joint Venture meeting.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Piedmont Mining Company Inc. and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.